U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                           (Check One)

[ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

For period ended:   June 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:   N/A

                              PART I
                      REGISTRANT INFORMATION

Full Name of Registrant:                  Lions Petroleum Inc.
SEC File No.                              000-30285
Address of Principal Executive Office:    600 17th Street, Suite 2800 South
City, State and Zip Code:                 Denver, Colorado 80202


                             PART II
                     RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.



                             PART III
                            NARRATIVE

Data and other information regarding certain material operations of the company, as well as the financial statements for the quarterly period ended June 30, 2005, are not currently available and could not be made available without unreasonable effort and expense.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Gordon L. Wiltse      (720) 359-1604
       -------------------  -----------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X] Yes         [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [X] Yes         [ ] No

       Lions Petroleum Inc., formerly Energy Visions Inc., recorded revenues for the quarterly period ended June 30, 2004; but, as of September 30,
       2004, the company has ceased those operations.   Lions Petroleum Inc.
       had no revenues for the quarterly period ended June 30, 2005.


Lions Petroleum Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                          /s/ Gordon L. Wiltse
Date:  August 10, 2005                By:__________________________________
                                         Gordon L. Wiltse
                                         Chief Financial Officer, Secretary
                                         and Director